EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”),

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

Supplementary Report - Dismissal of Class Action against Pelephone

Further to the Company's immediate report of July 21, 2008, regarding a class action and certification motion filed with the Tel Aviv District Court against the subsidiary, Pelephone Communications Ltd. ("Pelephone"), on grounds that it overcharged Pelephone subscribers for various reasons, presumably in contravention of Pelephone's license, the Company's hereby provides notification that on August 17, 2014, the Company was notified by Pelephone of a ruling rendered on the same day dismissing the certification motion.

The above information constitutes a translation of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.